Exhibit 99.1
GigaCloud Technology Inc Announces Acquisition of Wondersign

Paving an Innovative Way for Advanced Technology and Expansive Retail Experiences

WALNUT, Calif., November 16, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced that it has completed the acquisition of a 100% equity interest of Apexis, Inc., a Florida corporation dba Wondersign (“Wondersign”), for a total cash consideration of $10.0 million, subject to customary purchase price adjustments. Wondersign is a cloud-based interactive digital signage and e-catalog management SaaS company headquartered in Tampa, Florida with access to thousands of storefronts across the United States through its customers. Wondersign develops and maintains “Catalog Kiosk,” a leading digital catalog software that allows retailers to display an endless aisle of products and better connect with today’s omni-channel shoppers.

“We are thrilled to announce this acquisition of Wondersign, which brings together our technology-driven GigaCloud Marketplace with the expertise and extensive network of Wondersign, further accelerating our reach to brick-and-mortar retail stores. One of the key strategic advantages of this acquisition is the ability for us to launch an exciting new solution, the GIGA IQ™ package, our new innovative solution package which is expected to enhance the transaction experience for both users on our GigaCloud Marketplace and traditional retail customers from brick-and-mortar stores,” said Larry Wu, Founder, Chairman, and Chief Executive Officer of GigaCloud.

Starting with Wondersign’s Catalog Kiosk, the GIGA IQ™ package is expected to be equipped with additional modules to enable interactive personalized product recommendations. Other valued-added functions, such as seamless products search and transaction on the kiosk, would allow customers to effortlessly find and purchase products from GigaCloud Marketplace through the integrated system. The Company’s goal is to make GigaCloud Marketplace a customer-facing and seamless platform, providing a user-friendly experience for both platform participants and retail store customers.

“With access points to approximately 2,500 storefronts through its customers, Wondersign significantly broadens our reach to the physical retail stores nationwide,” said Iman Schrock, President of GigaCloud. “This strategic acquisition opens new avenues for our marketplace, providing enhanced access to our extensive online catalog. We believe the combination would empower retailers to efficiently manage their supply chains, ultimately boosting transactional effectiveness and contributing to the overall enhancement of the ecosystem. The integration of Wondersign’s catalog management tools positions us to capitalize on substantial opportunities within the brick-and-mortar retail landscape.”

About GigaCloud Technology Inc
GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.
Safe Harbor Statement
This press release contains statements that may constitute “forward-looking statements” pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the SEC.

For investor and media inquiries, please contact:
GigaCloud Technology Inc

Greta Tang
Email: greta.tang@gigacloudtech.com
ICR
Ryan Gardella
Email: GigacloudIR@icrinc.com

Katie Creaser
Email: Katie.Creaser@icrinc.com
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